VIA EDGAR AND FEDEX

DivX, Inc.

4780 Eastgate Mall

San Diego, CA 92121

858-882-0600

February 6, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Katherine Wray, Staff Attorney
Mark P. Shuman, Legal Branch Chief
Melissa Fielder
Patrick Gilmore

RE:	DivX, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Definitive Proxy Statement on Schedule 14A filed on April 27, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
Form 8-K filed on September 27, 2007

Ladies and Gentlemen:

Reference is made to the letter dated December 28, 2007 that the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent to DivX, Inc. (the “Company”) with respect to the Company’s filings referenced above (the “Comment Letter”), and to the letter dated January 25, 2008 that the Company sent to the Staff in response to the Comment Letter (the “Response Letter”).

As a supplement to the Response Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (858) 882-0600 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Dan Halvorson

Dan L. Halvorson

Executive Vice President and Chief Financial Officer

cc:	David J. Richter, Esq., DivX, Inc.
Johnny Y. Chen, Esq., DivX, Inc.
Steven M. Przesmicki, Esq., Cooley Godward Kronish LLP
Kenneth J. Rollins, Esq., Cooley Godward Kronish LLP